Exhibit 99.4

Bio of Juergen Esser



Juergen Esser is Deputy CEO and Chief Financial, Technology & Data Officer of DANONE, one of the world leaders in the food industry, headquartered in Paris, France. Born in Germany in 1971, he is a graduate of the Friedrich-Wilhelms-University of Bonn, Germany, where he earned a Diploma in Political Economies.

He was nominated Deputy CEO and Chief Financial, Technology & Data Officer of the Company in 2023, leading all aspects of Finance, Strategy, M&A, Business Services as well as Technology & Data, bringing together disciplines that are central to Danone's competitiveness and its ambition to deliver industry-leading value creation, enabled by a digital business model.

Juergen started his professional career in 1997 in the audit department of PwC in Germany. Since he joined Danone in 2000, he has served in different roles in Finance, Strategy, Digital Transformation and Business Development, across different geographies and business lines, navigating complex business environments and mobilizing cross-functional teams. Prior to his current role, Juergen was the Chief Financial Officer (CFO) of the company and became a member of the Executive Committee in 2020.

Driven by his commitment to sustainable performance, Juergen has been Chairman of the Board of the Livelihoods Carbon Fund (LCF) since 2021, an initiative originally spearheaded by Danone.